

07003690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin, Mills & Long, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

955 Harbor Island Drive, Suite 140
(No. and Street)

San Diego (City) California (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andy Mills (619) 744-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 27 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Andy Mills~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin, Mills & Long, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public


OFFICIAL SEAL
C. BALLESTEROS
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1518160
SAN DIEGO COUNTY
MY COMM. EXP. OCT. 7, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

GRIFFIN, MILLS & LONG, LLC

955 HARBOR ISLAND DRIVE, SUITE 140

SAN DIEGO, CALIFORNIA 92101

CONTENTS

PART I

Report of Independent Auditor 1
Statements of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6 - 7

SCHEDULES

Computation of Net Capital Pursuant to Rule 15c3-1 8

Operating Expenses 9

PART II

Statement of Internal Control 10 - 11

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR

Member
Griffin, Mills & Long LLC

I have audited the accompanying statement of financial condition of Griffin, Mills & Long LLC as of December 31, 2006 and related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Griffin, Mills & Long LLC'S management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Griffin, Mills & Long LLC as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Elizabeth Tractenberg, C.P.A.

Los Angeles, California
February 19, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

GRIFFIN, MILLS AND LONG, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash	$	1,571
Clearing broker deposit		9,567
Commissions receivable		2,738
Investment		3,765
Fixed assets - net		185
Rent deposit		2,480
TOTAL ASSETS	$	20,306

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	6,526
Accrued taxes payable		2,500
TOTAL LIABILITIES		9,026
MEMBER'S EQUITY		11,280
TOTAL LIABILITIES AND MEMBER'S' EQUITY	$	20,306

See accompanying notes to financial statements

GRIFFIN, MILLS AND LONG, LLC
STATEMENT OF INCOME (LOSS)
FOR YEAR ENDED DECEMBER 31, 2006

REVENUES	
Agency commissions	$ 34,423
Commissions and fees	365,310
Private placements	44,495
Customer tickets	2,580
Unrealized gain (loss)	(9,080)
Other income	63
TOTAL REVENUES	437,791
DIRECT COSTS	
Quote services	5,430
Commission expense	430,007
TOTAL DIRECT COSTS	435,437
GROSS PROFITS (LOSS)	2,354
TOTAL OPERATING EXPENSES (page 9)	165,450
INCOME BEFORE TAX PROVISION	(163,096)
INCOME TAX PROVISION	1,700
NET INCOME (LOSS)	$ (164,796)

See accompanying notes to financial statements

GRIFFIN, MILLS AND LONG, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2006

		Equity
Balance, December 31, 2005	$	17,056
Member contribution		159,020
Net Income (loss)		(164,796)
Balance, December 31, 2006	$	11,280

See accompanying notes to financial statements

GRIFFIN, MILLS AND LONG, LLC
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income (loss)	$ (164,796)
Depreciation and amortization	370
Changes in operating assets and liabilities:	
Commissions receivable	(2,184)
Investment in securities	9,105
Clearing broker deposit	416
Rent deposit	2,620
Accounts payable	(4,679)
Accrued taxes payble	1,700
Net cash provided by operating activities	(157,449)
Cash Flows for Acquisition Activities:	0
Cash Flows for Investing Activities:	
Capital contribution	159,020
Net increase in cash	1,571
Cash - beginning of the year	0
Cash - December 31, 2006	$ 1,571
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 0

See accompanying notes to financial statements

NOTE 1 - PRESENTATION

Griffin, Mills & Long, LLC, the Company or GM&L, was incorporated in May, 1999 and approved as a broker-dealer by the NASD on December 27, 1999. In July of 2003 the Company changed owners and changed its name from Princeton Day Trading, LLC to Griffin, Mills & Long, LLC. The new business model is in the field of selling investments in private placement memos (PPM's).

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis" and for PPM's when the investment is consummated.

NOTE 4 - NET CAPITAL REQUIREMENT

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See pages 8 for the computation of net capital.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company is a limited liability company (LLC). As such, any profits or losses pass directly through the LLC to the member's individual tax return. There is a minimum California tax of $800.

NOTE 8 – COMMITMENTS

The Company entered into a three-year lease for office space. The lease period is from August 1, 2003 to July 31, 2006. Management's present plan is not to renew the current lease. The total rent amount paid in 2006 was $55,984.

NOTE 9 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3.

A computation of reserve requirements in not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). .

NOTE 10 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Information relating to possession or control requirements in not applicable to Port Securities, Inc. as the Company is exempt under Rule 15c3-3 (k)(2)(ii).

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Members
Griffin, Mills & Long, LLC

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Elizabeth Tractenberg, CPA

Los Angeles, California
February 19, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

GRIFFIN, MILLS AND LONG, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	11,280
Nonallowable assets:		
Fixed assets - net		(185)
Rent deposit		(2,480)
Haircuts		(565)
NET CAPITAL	$	8,050
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	602
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	3,050
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	9,026
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	9,026
Aggregate indebtedness to net capital		1.12

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	9,749
VARIANCE -		
Accrued income taxes		(1,700)
Rounding		1
NET CAPITAL PER AUDITED REPORT	$	8,050

See accompanying notes to financial statements

GRIFFIN, MILLS AND LONG, LLC
SCHEDULE OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES		
Clearing charges	$	6,623
Consultant		9,273
Depreciation		370
Insurance		15,109
Internet fee		999
Office expense		1,627
Parking		3,884
Postage		2,944
Professional fees		7,283
Regulatory fees		2,013
Rent		55,984
Salaries and payroll taxes		43,080
Telephone		14,078
Utilities		760
All other		1,423
TOTAL OPERATING EXPENSES	$	165,450

See accompanying notes to financial statements

PART II

GRIFFIN, MILLS & LONG, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
Griffin, Mills & Long LLC

In planning and performing my audit of the financial statements and supplemental schedules of Griffin, Mills & Long LLC (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Members
Griffin, Mills & Long LLC

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2007

END